

Mail Stop 4561

April 2, 2010

Randall A. Lipps
Chief Executive Officer
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

> **Re:** **Omnicell, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 000-33043**

Dear Mr. Lipps:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel